August 8, 2006

Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:  LandAmerica Financial Group, Inc.
    Form 10-K for Fiscal Year Ended December 31, 2005
   Form 10-Q for the Three Months Ended March 31, 2006
    File No. 1-13990

Dear Mr. Rosenberg:

Thank you for your comment letter dated July 28, 2006. Set forth below are the responses of LandAmerica Financial Group, Inc. (the “Company”) to the above referenced filings. For ease of reference, each of the comments from your letter has been included below with our response following.

Form 10-K for the year ended December 31, 2005

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 40

1.
On page 46 you disclose the use of pretax income before net revenue deferrals and amortization as a non-GAAP measure you use to evaluate the operating and cash flow performance of your Lender Services segment. Although you indicate that this is a cash flow performance measure, you do not reconcile this measure to any GAAP cash flow or liquidity measures. On page 48 you disclose the use of adjusted operating revenue, adjusted income before taxes, adjusted net income and adjusted net income per common share assuming dilution as non-GAAP measures you use to evaluate your overall operations. The acceptability of non-GAAP financial measures that eliminate recurring items from the most comparable GAAP measures depends on all facts and circumstances. We note that the excluded items have the following attributes:

•	The financial impact of these items will not disappear or become immaterial in the future; and
•	There is no unusual reason that a company can substantiate to identify the special nature of these items.

LandAmerica Financial Group, Inc.     101 Gateway Centre Parkway     Richmond,VA  23235     phone: 804 267-8000     www.landam.com

Mr. Jim B. Rosenberg
United States Securities and Exchange Commission
August 8, 2006

These attributes raise significant questions as to the usefulness of this measure for investors and the appropriateness of its presentation in accordance with Item 10 of Regulation S-K. Please refer to Questions 8 and 9 “Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures.” Please substantiate why your presentation provides relevant and useful information to your investors as required by Item 10(e)(1)(i)(C) of Regulation S-K and tell us how these measures comply with the guidance referred to above.

Company Response:

With respect to the non-GAAP measure we used to evaluate the operating and cash flow performance of our Lender Services segment (“PRBDA”), please note that we no longer present this measure as of our most recent filing, but have included a measurement for the evaluation of our consolidated results based on consolidated earnings before interest, taxes, depreciation, net revenue deferrals, and amortization ("EBITDA"). In our second quarter earnings release and quarterly report on Form 10-Q for the period ended June 30, 2006, we disclosed that we use this non-GAAP measure as an indicator of our operating performance and have reconciled it to net income. In addition, we recognize that we have used an EBITDA measure that includes an adjustment for deferred revenue. We believe this adjustment is appropriate because deferred revenue does not require cash settlement and does not reflect current operating performance. We will change the acronym used in future filings so that it will be clear to the reader that our definition of EBITDA is different from the typical definition.

With respect to the disclosure of adjusted operating revenue, adjusted income before taxes, adjusted net income and adjusted net income per common share assuming dilution in our Form 10-K, we have reviewed and considered the guidance in Question 8 and 9, “Frequently Asked Questions Regarding the Use of Non-GAAP Measures” which addresses smoothing of earnings and the elimination of “recurring” items. We believe the measures disclosed are both important and useful to investors in order to understand the financial results on the basis upon which we make our operational decisions. The items that we removed from the GAAP financial performance measures to arrive at the non-GAAP measures (namely, the acceleration of deferred revenue, write off of intangible and other long-lived assets, regulatory legal reserves, settlement of class action suit and the related tax impact of those items) are items that we do not take into account in making operational decisions. Therefore, we believe that the non-GAAP measures we provided are useful to an investor and provide a view of our financial performance “through the eyes of management.”

As indicated above, FAQ No. 8 states that, “Whether a non-GAAP financial measure that eliminated a recurring item or items from the most directly comparable GAAP financial measure is acceptable depends on all of the facts and

Mr. Jim B. Rosenberg
United States Securities and Exchange Commission
August 8, 2006

circumstances. Such measures more likely would be permissible if management reasonably believes it is probable that the financial impact of the item will disappear or become immaterial within a near-term finite period.” At the time the relevant disclosures were made, we believed that the financial statement impact of the deferred revenue acceleration, and write off of intangible and other long-lived assets as it related to customer intangibles would become immaterial in a near-term finite period. In addition, we believed we presented a balanced presentation since we adjusted for the accelerated deferred revenue of $33.8 million and the related write off of the intangible customer relationship of $39.1 million. The combined legal expenses that we adjusted for were $22.6 million for the year ended December 31, 2005. Given the magnitude of these items and the infrequency for which settlements of this nature occur in relation to our history and our expectations of the future, we believed that these accruals distorted an investor’s ability to analyze our performance and that deducting these items gave investors a clearer picture of our ongoing performance.

Consolidated Financial Statements

Notes to Consolidated Financial Statements

Note 1: Summary of Significant Accounting Policies

Revenue Recognition: Lender Services, page F-11

2.
You indicate that revenue for flood zone certification services is recognized in part upon delivery of the flood zone certification with the remaining balance recognized on a straight-line basis over the remaining life of the certificate. You also indicate that this remaining balance is based on the residual method using vendor specific evidence. Please describe for us the deliverables you provide your customers and explain how you identify the associated units of accounting. Also, please explain to us how you allocate fees to these units of accounting and reference the authoritative literature you rely upon to support your accounting.

Company Response:

Flood zone certification revenue is recognized in accordance with EITF 00-21, Accounting for Revenue Arrangements with Multiple Deliverables (“EITF 00-21”). Under EIFT 00-21, deliverables should be divided into separate units of accounting if such deliverables have value on a stand alone basis, there is objective and reliable evidence of the fair value of the undeliverable item and delivery or performance of the undeliverable item is considered probable and substantially in the control of the vendor.

Mr. Jim B. Rosenberg
United States Securities and Exchange Commission
August 8, 2006

Our flood zone certification revenue was approximately $15 million for the year ended December 31, 2005. It is comprised of two products, (1) single flood zone certifications which are performed at the time of loan origination and (2) periodic flood zone certifications which require us to monitor and report all changes in the flood hazard status over the life of the underlying loan (“LOL”). Customers may order a single flood zone certification or a LOL certification. Revenue for single flood zone certification orders is recognized upon delivery to the customer as there are no future service obligations. When the customer requires a LOL certification, the customer pays a fee for the single certification and an additional incremental fee for the monitoring service. Contracts to the customers provide both the cost for the single certification and the cost for the combined product so that the customer can understand the value of the LOL services. The single flood zone certification is performed first and a portion of the revenue is allocated to single flood zone certification revenue based on the average price charged for a stand-alone single flood zone certification. The incremental revenue is deferred and recognized over the estimated remaining life of the underlying loan.

We believe that the accounting treatment for the LOL transactions noted above is in accordance with EITF 00-21 as the sale of single flood zone certifications demonstrates that this piece of the deliverable has value on a standalone basis, and we believe that there is evidence of the fair value of the monitoring services as the customer is willing to pay a separate incremental fee for that service. The performance of flood zone certification updates demonstrates that there is a component of this product that requires a future service obligation, and the delivery of both of these components is under the control of the Company.

Form 10-Q for the quarter ended March 31, 2006

Consolidated Financial Statements

Note 3: Income Taxes, page 11

3.
You disclose that your effective tax rate for the first quarter of 2006 was 25.9% as compared to 38.3% for the comparable period in 2005. We calculate that your effective tax rate was 36.6%, 35.2% and 35.3% for the years 2005, 2004 and 2003, respectively. Please explain to us why your 2006 effective tax rate has decreased significantly from your historical norms. We do not believe that your disclosure indicating that changes in the ratio of permanent difference to income before taxes and the mix of state taxes related to your non-insurance subsidiaries adequately explains this significant decrease in effective rates. In your response, please explain any new tax strategies you implemented in 2006.

Mr. Jim B. Rosenberg
United States Securities and Exchange Commission
August 8, 2006

Company Response:

We confirm that no new tax strategies have been implemented. The low effective tax rate reflected in the first quarter of 2006 is primarily the result of (1) interim period net operating losses in entities that are subject to state income tax, versus operating profits in entities (insurance companies) that are not subject to state income tax, (2) permanent tax differences and (3) an immaterial discrete event which adjusted deferred taxes. Consequently, the resulting estimate of the effective tax rate of 25.9% reflected a federal income tax expense and a state income tax benefit. The state income tax benefits were recognized in the first quarter because:

•	due to the slow-down in the industry, we believed that the first quarter results would be reflective of the estimated annual effective tax rate, and

•	these entities have adequate state loss carry-back positions to recoup taxes previously paid.

Below is a table which summarizes our first quarter tax calculation as of March 31, 2006:

(in millions)	Income (Loss) Before Taxes	Federal Rate	State Rate	Tax Expense (Benefit)
Insurance subsidiaries	$23.2	35%	-	$8.1
Non-insurance subsidiaries:
California	(6.4)	35%	8.84%	(2.8)
Georgia	(2.5)	35%	6.00%	(1.0)
Other non-insurance	4.2	35%	5.47%	1.7
Pretax income	18.5			6.0

Permanent difference (primarily tax exempt interest of insurance subsidiaries)	(0.7)	35%	-	(0.2)
Federal tax credits	(0.5)	-	-	(0.5)
Other (primarily discrete adjustments)	(0.5)	-	-	(0.5)
Income tax expense				4.8

Effective tax rate				25.9%

We acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

Mr. Jim B. Rosenberg
United States Securities and Exchange Commission
August 8, 2006

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States.

We appreciate your comments and suggestions which will assist us in our future filings. Should you have any questions regarding this correspondence, please contact me at (804) 267-8114.

Very truly yours,

/s/ G. William Evans
G. William Evans
Chief Financial Officer